gary b. wolff, p.c.

  Counselor At Law

805 Third Avenue

Twenty First Floor

New York, New York 10022

Telephone: 212-644-6446

Facsimile: 212-644-6498

E-Mail:  wolffpc@attglobal.net

May 9, 2006

Via Facsimile

Mail Stop 4561

Barbara C. Jacobs,

Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Hugh Fuller

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Somebox, Inc. (“Issuer”)

File No.: 333-132107

Dear Ms. Jacobs and Mr. Fuller:

In my capacity as counsel for the Issuer, this letter is being written to confirm the substance of our May 9, 2006 telephone conversation regarding the above Issuer’s unaudited February 28. 2006 Balance Sheet as contained in its Second amendment to its Registration Statement filed on May 5, 2006.

In that regard, I advised that the aforesaid Balance Sheet had an error in that “deficit” should have read (1,075) and not the (41,075) indicated; the latter having been an error brought to our attention by Issuer’s auditors.

If you have any questions or require anything further, please feel free to call me at 212-644-6446.

Very truly yours,

/s/ Gary B. Wolff

Gary B. Wolff

/hk

cc:

Somebox, Inc.

Mantyla McReynolds, LLC